UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-14094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Meadowbrook, Inc. 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEADOWBROOK INSURANCE GROUP, INC.
26255 American Drive
Southfield, Michigan 48034

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees  (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meadowbrook, Inc. 401(k) Profit Sharing Plan

/s/ Richard Wagner
Meadowbrook, Inc. as Plan Administrator
Richard Wagner
Vice President of Human Resources

Date:
June 30, 2015

Financial Statements and
Supplemental Schedule

Meadowbrook, Inc. 401(k) Profit Sharing Plan
Years Ended December 31, 2014 and 2013
With Report of Independent Public Accounting Firm

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Trustees and Participants of
Meadowbrook, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years the ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Meadowbrook, Inc. 401(k) Profit Sharing Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young, LLP

Detroit, Michigan

June 30, 2015

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2014	2013
Assets
Receivables:
Accrued interest and dividends	$-	$624
Employer contribution	85,037	58,290
Loans receivable from participants	1,708,242	1,693,008
Total receivables	1,793,279	1,751,922

Investments, at fair value:
Interest bearing cash	14	48,096
Mutual funds	55,625,650	52,568,530
Meadowbrook Insurance Group, Inc. common stock	–	1,340,932
Meadowbrook Insurance Group, Inc. unitized stock fund	1,606,526	–
Common/collective trust fund	–	9,427,004
Unallocated investment contract, at contract value	8,531,015	–
Total investments	65,763,205	63,384,562

Total assets	67,556,484	65,136,484

Liabilities
Excess contributions payable	24,261	–
Total liabilities	24,261	–

Net assets reflecting investments at fair value	67,532,223	65,136,484
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	(75,509)
Net assets available for benefits	$67,532,223	$65,060,975

See accompanying notes.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2014	2013
Additions
Interest, dividends and capital gains	$2,890,444	$3,432,706
Interest on notes receivable from participants	74,901	66,278
	2,965,345	3,498,984
Contributions:
Employer contributions	1,451,346	1,428,938
Participant contributions	4,482,611	4,472,347
Participant rollovers and other	387,087	589,039
	6,321,044	6,490,324
Total additions	9,286,389	9,989,308

Deductions
Benefit payments	8,578,383	3,476,234
Administrative expenses	36,895	36,459
Total deductions	8,615,278	3,512,693
Net realized and unrealized appreciation in fair value of investments	1,800,137	5,907,809

Net increase	2,471,248	12,384,424
Net assets available for benefits at:
Beginning of year	65,060,975	52,676,551
End of year	$67,532,223	$65,060,975

See accompanying notes.

Meadowbrook, Inc.
 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2014

1.	Description of Plan

The following description of the Meadowbrook, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the official plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering the employees of Meadowbrook, Inc. (the Company). Generally, all employees with six months of service and who have reached the age of 20 1/2 years or older are eligible to participate in the Plan. An employee may become a participant on the first day of the month coincident with or next following the date he or she satisfies the eligibility requirements.

The Meadowbrook, Inc. 401(k) Profit Sharing Plan Committee (the Committee) is responsible for the general administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 1, 2014, the Plan’s recordkeeper was changed from Merrill Lynch, Pierce, Fenner & Smith, Inc. Retirement Services to Ascensus, Inc. (“Ascensus”) and the Plan’s trustee was changed from Bank of America, N.A. to Ascensus Trust Company.

Contributions

Participants may make pre-tax salary reduction contributions and/or, effective October 1, 2014, Roth contributions up to 75% of their compensation, as defined by the Plan. Participants who have attained or will attain age 50 before the end of a plan year are eligible to make “catch-up contributions”. Participants may also make rollover contributions of amounts distributed from certain plans and accounts, including qualified defined-benefit or defined-contribution plans and “conduit individual retirement accounts”.

The Plan provides that the Company may make annual discretionary matching contributions for the benefit of participants who make salary reduction contributions during the plan year.  In 2014 and 2013, the Company contributed 50% of the first 6% of compensation that a participant contributed to the Plan, subject to certain limitations.

Meadowbrook, Inc.
 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

The Plan also provides that the Company may make profit sharing contributions to the Plan.  Profit sharing contributions, if any, are allocated to the accounts of participants who are employed on the last day of the plan (or who died, became disabled or retired after attaining early or normal retirement age during the plan year). Such contributions would be allocated to participant accounts based on a calculation of the participant’s compensation over total employee compensation of all eligible participants. The Company did not make any profit sharing contributions in 2014 or 2013.

All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

Participants may direct the investment of contributions made to their account into any of the investment options offered by the Plan, including Meadowbrook Insurance Group, Inc. stock, and effective October 1, 2014 Meadowbrook Insurance Group, Inc. unitized stock fund.  Participants may change their investment options on a daily basis. All contributions for which a participant has not made an investment election are invested in the T. Rowe Price Capital Appreciation Fund.

Effective October 1, 2014, all new hires who become eligible employees will be automatically enrolled in the Plan unless they make an election to not enroll in the Plan or to enroll at a higher rate. For employees who are automatically enrolled, pre-tax salary reduction contributions commence at a rate of 3% of compensation and, unless the participant elects otherwise, increase annually by 1% until 6% of the participant’s compensation is being contributed to the Plan.

Participant Accounts

Each participant’s account is (a) credited with the participant’s contribution and allocations of the Company’s contributions, (b) adjusted for earnings and losses based on the participant’s investment elections, and (c) charged with certain administrative fees.

The benefit to which a participant is entitled under the Plan is the value of the participant’s vested account.

Meadowbrook, Inc.
 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Vesting

Participants are immediately vested in all contributions to the Plan (including their salary reduction contributions, Company matching contributions and Company profit sharing contributions).Forfeitures

Any amounts forfeited by participants under the Plan are available to reduce subsequent contributions of the Company to the Plan or to reduce administrative expenses of the Plan. Approximately $267 and $1,309 were available to reduce employer contributions or pay additional plan expenses at December 31, 2014 and 2013, respectively.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by their highest outstanding loan balance during the prior 12 months) or (b) 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25%, which are commensurate with local prevailing rates, as determined quarterly by the plan administrator.
Principal and interest on participant loans are paid ratably through semimonthly payroll deductions.

Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

On termination of employment, retirement, or death, a participant or a participant’s beneficiary will be entitled to a distribution of the vested account balance. The normal form of payment is a single lump sum. Installments are available as an optional form of payment. Distributions may be made in cash or in-kind.

A participant who remains employed may elect to receive a withdrawal on account of a hardship or upon attaining age 59 ½, in each case, in the form of a single lump sum.

Meadowbrook, Inc.
 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Benefits Payable

Benefits payable of $0 and $48,096 were included in the plan assets as of December 31, 2014 and 2013, respectively.Administrative Expenses

Fees are charged to participants for loan initiation, maintenance, and overnight fees. The plan sponsor pays certain administrative expenses on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires the plan administrator to make estimates and assumptions that affect certain reported amounts in the accompanying financial statements and accompanying notes and supplemental schedule. Accordingly, actual results may differ from those estimates.

Investment Valuation

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion and disclosures related to fair value measurements.

Meadowbrook, Inc.
 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

The Plan’s investments for the year ended December 31, 2013 included a common/collective trust, the Invesco Stable Value Retirement Trust (the Trust). The Trust invested in fully benefit-responsive investment contracts. This fund was recorded at fair value (see Note 5); however, since these contracts were fully benefit responsive, an adjustment is reflected in the accompanying statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The investment in the Trust was disposed of in 2014 and was not held as of the statement of net assets date of December 31, 2014.

New Accounting Pronouncements

There are no new accounting pronouncements impacting the 2014 or 2013 401(k) Profit Sharing Plan Financial Statements.

3.	Unallocated Investment Contract with Standard Insurance Company

In 2014, the Plan entered into an unallocated investment contract with Standard Insurance Company (Standard). Standard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Because the unallocated investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the unallocated investment contract. The unallocated investment contract is presented on the face of the statement of net assets available for benefits at contract value. Contract value, as reported to the Plan by Standard, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Because the contract is fully benefit responsive and participants can transact at contract value, contract value approximates fair value.

Meadowbrook, Inc.
 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

3.	Unallocated Investment Contract with Standard Insurance Company (continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contract was $8,531,015, which approximates fair value, at December 31, 2014. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1 percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) termination of the contract, (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs) that cause a significant withdrawal from the Plan, (3) retirement incentive programs, or (4) the liberalization of plan withdrawal or transfer rules. The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are not probable of occurring.

The unallocated investment contract does not have a maturity date.  Standard may terminated the contract with 30 days advance written notice to the contract owner for reasonable cause.  Upon termination by Standard, a market value adjustment or other withdrawal restrictions may apply.

The average yields earned by the unallocated investment contract are as follows:

Year Ended December 31, 2014

Average yields:
Based on actual earnings (1)	1.44%
Based on interest rate credited to participants (2)	2.00%

1)	Computed by dividing the annualized actual quarterly earnings of the Fund on the last day of the plan year by the fair value of the investments of the Fund on the same date.
2)	As declared by Standard Insurance Company

Meadowbrook, Inc.
 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

4.	Investments

The following presents investments at December 31, 2014 that represent 5% or more of the Plan’s net assets:

2014

Invesco Diversified Dividend Y	$6,648,382
Ivy Core Equity Y	9,002,002
Oppenheimer International Growth Y	3,817,118
Prudential Total Return Bond Z	5,314,838
Standard Stable Asset Fund 1	8,531,015

The following presents investments at December 31, 2013 that represent 5% or more of the Plan’s net assets:

2013

Alger Capital Appreciation Institutional Port	$4,428,096
American Growth Fund	4,240,007
Blackrock – Equity Dividend Class A	4,205,512
Pimco Total Return Fund Class A	5,302,024
Thornburg International	3,894,299
Invesco Stable Value Retirement Trust	9,427,004

The net assets of the Meadowbrook Insurance Group, Inc. unitized stock fund consist of the following as of December 31, 2014:

2014

Meadowbrook Insurance Group, Inc. common stock	$1,563,856
Money market fund	42,623
Other receivable	47
Net assets of the Meadowbrook Insurance Group, Inc. unitized stock fund	$1,606,526

Meadowbrook, Inc.
 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

4.	Investments (continued)

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013

Mutual funds	$1,484,389	$5,668,721
Meadowbrook Insurance Group, Inc. common stock	(212,464)	239,088
Meadowbrook Insurance Group, Inc. unitized stock fund	485,878	–
Unallocated investment contract	42,334	–
	$1,800,137	$5,907,809

5.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below.

Level 1 –	Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 –	Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (i.e., interest rate and yield curve quotes at commonly quoted intervals)

Meadowbrook, Inc.
 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 –	Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan.

Common/collective trust fund: Investments in common collective trust funds are valued based on the unit values of the fund. Unit values are determined by the sponsor of the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

Unallocated investment contract (“UICs”): Valued on a contract-by-contract basis by the individual issuer.  Due to the nature of the investment, contract value approximates fair value.

Meadowbrook Insurance Group, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Meadowbrook Insurance Group, Inc. unitized stock fund: The fund is tracked on a unitized basis.  The fund consists of Meadowbrook Insurance Group, Inc. common stock and funds held in a money market fund sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities.  The fair value of a unit is based on the combined fair value of Meadowbrook Insurance Group, Inc. common stock (closing price in an active market on which the securities are traded), the NAV of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.

Meadowbrook, Inc.
 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Assets at Fair Value as of December 31, 2014
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Equities/stock fund	$43,843,497	$-	$-	$43,843,397
Fixed income/bond fund	10,468,200	-	-	10,468,200
Blended fund	1,313,953	-	-	1,313,953
Interest-bearing cash	14	-	-	14
Unallocated investment contract	-	-	8,531,015	8,531,015
Meadowbrook Insurance Group, Inc. unitized stock fund	1,606,526	-	-	1,606,526
Total assets at fair value at December 31, 2014	$57,232,190	$-	$8,531,015	$65,763,205

Level 3 Gains and Losses

The following table sets for the summary of changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2014:

Unallocated Investment Contract
Balance at beginning of year	$-
Purchases	9,287,134
Sales	(798,453)
Realized gains	1,484
Unrealized gains	40,850
Balance at end of year	$8,531,015

Meadowbrook, Inc.
 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Assets at Fair Value as of December 31, 2013
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Equities/stock fund	$39,309,836	$-	$-	$39,309,836
Fixed income/bond fund	9,475,126	-	-	9,475,126
Blended fund	3,783,568	-	-	3,783,568
Interest-bearing cash	48,096	-	-	48,096
Common/collective trust fund	-	9,427,004	-	9,427,004
Meadowbrook Insurance Group, Inc. company stock	1,340,932	-	-	1,340,932
Total assets at fair value at December 31, 2013	$53,957,558	$9,427,004	$-	$63,384,562

The Plan’s policy on recognizing transfers between hierarchy levels is applied at the end of a reporting period. There were no significant transfers between the hierarchy levels for either period presented.

6.	Related-Party Transactions

Meadowbrook Insurance Group, Inc. is the plan sponsor; therefore, transactions in shares of Meadowbrook Insurance Group, Inc.’s stock would also qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules under ERISA.

7.	Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014, stating that the form of the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan sponsor has determined that it is eligible to, and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Meadowbrook, Inc.
 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

7.	Tax Status (continued)

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and amounts reported in the accompanying statements of net assets available for benefits.

9.	Subsequent Events

On December 30, 2014, the Company entered into an Agreement and Plan of Merger with certain affiliates of Fosun International Limited.  The merger contemplated thereby is expected to close in the second half of 2015, following receipt of final regulatory approval.  Once the merger is finalized, the plan assets currently invested in Meadowbrook stock will be re-invested in the Standard Stable Value Fund.

Meadowbrook, Inc.
 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

10.	Difference Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits, per the accompanying financial statements, to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits, as reported in the Plan’s financial statements	$67,532,223	$65,060,975
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	-	75,509
Amounts allocated to withdrawing participants	-	(96,192)
Net assets available for benefits, as reported in the Form 5500	$67,532,223	$65,040,292

	Year Ended December 31
	2014	2013

Interest and dividends from plan assets	$2,965,345	$3,498,984
Net realized and unrealized appreciation (depreciation) in fair value of investments	1,800,137	5,907,809
Net investment gain (loss) from investments as reported in the financial statements	4,765,482	9,406,793
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(75,509)	(250,880)
Adjustment for withdrawing participants	96,192	(96,192)
Other adjustments	-	(413)
Net investment gain (loss) from investments as reported in the Form 5500	$4,786,165	$9,059,308

Supplemental Schedule

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 38-2645138     Plan #333

December 31, 2014

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

	Aston/Fairpointe	Aston/Fairpointe Mid Cap Fund I	1,198,255
	Blackrock	Blackrock – Global Allocation Fund Class A	1,313,953
	Davis	Davis Series Financial Fund Class A	75,098
	Delaware	Delaware Small Cap Value Institutional	2,153,357
	Franklin	Franklin Rising Div Adv CL	2,997,435
	Franklin	Franklin Small Cap Growth Adv	907,248
	Franklin	Franklin Utilities Series Adv	1,473,999
	Franklin Mutual	Franklin Mutual GL Disc Z	871,836
	Invesco	Invesco Diversified Dividend Y	6,648,382
	Ivy	Ivy Core Equity Y	9,002,002
	Janus	Janus Global Life Sciences Fund S	881,578
	JP Morgan	JP Morgan Government Bond	3,088,748
	Loomis	Loomis Sayles Strategic Class A	1,764,583
	Oppenheimer	Oppenheimer Dev Mkts Fd CL A	726,366
	Oppenheimer	Oppenheimer International Growth Y	3,817,118
	Prudential Jennison	Prudential Jennison Mid Cap Class A	1,588,558
	Prudential	Prudential Mid Cap Value Fund Z	2,542,895
	Prudential	Prudential Total Return Bond Z	5,314,838
	T. Rowe Price	T. Rowe Price Capital Appreciation Inv	2,864,793
	T. Rowe Price	T. Rowe Price European Stock Inv	20,111
	Templeton	Templeton Foreign Fund	1,727,149
	Vanguard	Vanguard 500 Index Admiral	1,828,330
	Vanguard	Vanguard REIT Index Admiral	715,568
	Vanguard	Vanguard Mid Cap Index Admiral	430,799
	Vanguard	Vanguard Small Cap Index Admiral	1,220,554
	Vanguard	Vanguard Total Bond Market Index Admiral	300,031
	Vanguard	Vanguard Total International Stock Index Admiral	152,064
*	Common Stock	Meadowbrook Insurance Group, Inc.	1,606,526
	Unallocated Investment Contract	Standard Stable Asset Fund 1	8,531,015
	Other	Interest Bearing Cash	14
	Participant loans	Varying maturity dates at interest rates of 4.25% to 9.25%	1,708,242
		Total	$67,471,447

*	Identifies party-in-interest.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 333-38929 and 333-177287) pertaining to the Meadowbrook, Inc. 401(k) Profit Sharing Plan of our report dated June 30, 2015, with respect to the financial statements and schedule of the Meadowbrook, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2014.

/s/Ernst & Young, LLP

June 30, 2015